SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 9, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)
Enclosed:
News Release

August 9, 2010
Altynalmas Gold’s drilling program continuing to confirm grades and extent of high-grade gold mineralization
at Kyzyl Gold Project in Kazakhstan
Fluor Canada retained to complete Feasibility Study for planned mine
ALMATY, KAZAKHSTAN — Robert Friedland, Chairman of Ivanhoe Mines Ltd. and Altynalmas Gold Ltd., and David Woodall, President and Chief Executive Officer of Altynalmas Gold, announced today that the ongoing resource expansion and exploration drilling program is continuing to confirm the grades and extent of high-grade gold mineralization that was used to calculate the former Soviet-era gold resources at Altynalmas’s Kyzyl Gold Project in northeastern Kazakhstan. Ivanhoe Mines owns 50% of Altynalmas Gold.
Recent received assays of significant intercepts (which approximate truth widths) of high-grade gold mineralization drilled between October 2009 and April 2010 include:
•	42 metres of 13.56 g/t gold in hole BAK-48-2010;
•	37 metres of 11.95 g/t gold in hole BAK-46-2010;
•	21 metres of 13.37 g/t gold in hole BAK-54-2010;
•	34 metres of 12.59 g/t gold in hole BAK-58-2010; and
•	10 metres of 15.21 g/t gold in hole BAK-62-2010.
A complete summary of recent drill results is included in the accompanying Table 2 (and also are shown on illustrations on Ivanhoe’s website at www.ivanhoemines.com).
As of July 31, Altynalmas had completed a total of 52,563 metres of drilling. The company is continuing its aggressive drilling program designed to expand and upgrade the NI 43-101-compliant resources and reserves at the Kyzyl Project, with a further 39,000 metres planned for completion in 2010.
“These new assay results were not included in the June 2010 Pre-Feasibility Study. Based on the ongoing successes that we are experiencing in our drilling program, we expect that we will see additional increases in the project’s NI 43-101 reserves and resources by the end of this year, which will further improve project economics,” Mr. Woodall said.
“It also is very encouraging that our drilling continues to yield improved grades and widths of gold intercepts over Soviet-era discoveries.”
Fluor Canada retained to undertake Feasibility Study for Kyzyl Gold Project
Mr. Woodall said that Altynalmas Gold has retained Fluor Canada Ltd., of Vancouver, Canada, to complete a detailed Feasibility Study as the next step in the development plan for the Kyzyl Gold Project. The study is expected to be completed in the first quarter of 2011.
Altynalmas is focused on building a new, state-of-the-art gold mine designed to produce a first-stage average of 368,000 ounces of gold per annum over a 16-year mine life. Based on current parameters, the operation initially would treat an estimated 1.5 million tonnes of ore per year at an estimated average gold grade of 8.53 g/t. The current metallurgical test-work programs have achieved gold recoveries of between 86% and 90% using fluidized-bed roasting.

In June 2010, Scott Wilson Inc., of London, England, produced an independent National Instrument 43-101-compliant Technical Report on the Kyzyl Gold Project that confirmed the economics of Altynalmas Gold’s development plan. Scott Wilson estimated probable mineral reserves contained in Lenses 1 and 9-10 of the Bakyrchik Deposit — one of several deposits comprising the Kyzyl Gold Project — total 13.58 million tonnes, with a grade of 8.65 g/t gold, containing 3.78 million ounces of gold, using a cut-off grade of 4.0 g/t gold and a gold price of US$900 per ounce.
In the Scott Wilson Technical Report, estimated NI 43-101 mineral resources (inclusive of reserves) total 13.82 million tonnes at a grade of 9.36 g/t gold for indicated resources and, in addition, 12.02 million tonnes at a grade of 8.58 g/t gold for inferred resources.
Table 1: Bakyrchik Deposit Mineral Resources Inclusive of Reserves (as of 30/04/2010)

	Indicated			Inferred
		Grade	Contained		Grade	Contained
	Tonnes	(cut) Au	Gold	Tonnes	(cut) Au	Gold
Lens	(‘000)	(g/t)	(‘000 oz)	(‘000)	(g/t)	(‘000 oz)
1	11,036	9.61	3,411	6,833	8.35	1,834
9-10	2,640	8.32	706	653	7.89	166
12	142	8.68	40	4,537	9.03	1,317

Total	13,818	9.36	4,157	12,023	8.58	3,317

Notes:

1.	Mineral Resources were estimated within wireframes constructed at a nominal cut-off grade of 3.00 g/t gold, with an incremental cut-off grade of 2.00 g/t gold where warranted.

2.	A minimum true width of three metres was used to provide a minimum mining width of four metres.

3.	High gold assays were capped at 35 g/t gold. Assays were capped prior to compositing.

4.	Mineral Resources were estimated using an average long-term gold price of US$1,000 per ounce.

5.	Block sizes are 5 m x 5 m x 5 m.

6.	Inverse distance squared was used to interpolate block grades.

7.	Mineral Resources are reported at a block cut-off grade of 3.00 g/t gold.

8.	Bulk density is 2.7 t/m3.

9.	Summation errors are due to rounding.
The Technical Report’s Base Case economic assessment is based only on reserves and calculated an after-tax net present value of US$406 million using a 5% discount rate. A Life-of-Mine Sensitivity Case, completed to better reflect the Kyzyl Gold Project and the size of the resource, calculated an after-tax net present value of US$820 million, using the same economic parameters. (See Ivanhoe Mines’ June 30, 2010, news release for further details on the Pre-Feasibility Study.)
New Altynalmas Drill Results
The assay results from new drilling in Lens 1 of the Bakyrchik Deposit are listed below (and also shown on accompanying illustrations). Intersection widths and grades correlate well with the results of the earlier, Soviet-era drilling results. All the holes intercepted significant widths of high-grade gold mineralization, with multiple intercepts grading at or above one ounce of gold per ton (34.3 grams per tonne).

Table 2 — Bakyrchik Deposit Drill Results: Lens 1, July 27, 2010

				Interval
		From	To	Length	Au
Hole-ID	Section	(m)	(m)	(m)	(g/)t
BAK-06-2009	435300E	354.0	394.0	40.0	10.96
incl		383.0	387.0	4.0	23.55

BAK-26-2010	435325	488.0	489.0	19.0	12.19
incl		502.0	505.0	3.0	21.95
and		520.0	549.0	29.0	9.10

BAK-29-2010	435375	390.0	413.0	23.0	7.76
and		459.0	463.0	4.0	14.18

BAK-32-2009	435375	491.0	522.0	36.0	7.07
and		553.0	574.0	21.0	34.71
incl		554.0	569.0	15.0	45.49

BAK-33-2010	435350E	294.0	319.0	25.0	9.70

BAK-34-2010	435275E	467.0	509.0	42.0	13.56
incl		472.0	488.0	16.0	20.77

BAK-35-2010	435175E	504.0	531.0	27.0	9.73
incl		507.0	510.0	3.0	18.70

BAK-37-2010	435400E	424.0	429.0	5.0	7.49
and		502.0	505.0	3.0	6.26

BAK-38-2010	435225E	404.0	416.0	12.0	15.89
incl		405.0	412.0	7.0	23.40

BAK-40-2010	435375E	530.0	565.0	35.0	17.78
incl		541.0	556.0	15.0	29.73

and		571.0	579.0	8.0	6.62
and		588.0	592.0	4.0	5.10
and		601.0	607.0	6.0	3.02

BAK-41-2010	435150E	499.0	508.0	9.0	20.42
incl		500.0	507.0	7.0	23.19

BAK-42-2010	435450E	291.0	295.0	4.0	6.35
and		353.0	368.0	15.0	7.23
BAK-43-2010	435175E	533.0	541.0	8.0	9.35
incl		536.0	539.0	3.0	17.03

BAK-45-2010	435250E	475.0	506.0	31.0	6.92

				Interval
		From	To	Length	Au
Hole-ID	Section	(m)	(m)	(m)	(g/)t
BAK-46-2010	435325E	351.0	388.0	37.0	11.95
incl		354.0	364.0	10.0	19.24

BAK-48-2010	435325E	459.0	508.0	49.0	10.05
incl		471.0	479.0	8.0	16.50

BAK-51-2010	435075E	510.0	517.0	7.0	7.90

BAK-53-2010	435625E	197.0	209.0	12.0	7.19

BAK-54-2010	435225E	527.0	548.0	21.0	13.37
incl		529.0	537.0	8.0	23.23

BAK-56-2010	435600E	219.0	232.0	13.0	7.62

BAK-57-2010	435150E	518.0	531.0	13.0	6.50

BAK-58-2010	435275E	491.0	525.0	34.0	12.59
incl		493.0	498.0	5.0	19.13
		504.0	511.0	7.0	17.39

BAK-61-2010	435500E	295.0	308.0	13.0	7.27

BAK-62-2010	435100E	485.0	495.0	10.0	15.21
incl		489.0	494.0	4.0	27.31

Notes:

1.	Intersection assays are a composite of one-metre assays calculated from interval-weighted assays over the intersection length using a 2.0 g/t Au cut-off.

2.	The included intervals are significantly higher in tenor and exceed 15.0 g/t gold within the 2.0 g/t gold cut-off intervals.

3.	No high assay values have been cut.

4.	Holes BAK-06-2009, BAK-26-2010, BAK-29-2010 and BAK-32-2010 are awaiting completion of assaying.

5.	Interval widths generally are equivalent to true widths.
Quality Assurance and Quality Control
Exploration core was drilled HQ size (63.5-mm-diameter core) using western drill strings. Triple tube HQ3 (61.1-mm-diameter core) was used for geotechnical logging within, and on the shoulders, of the mineralized zone. Assaying of the samples was completed at ALS Chemex, an independent ISO-credited laboratory in Vancouver, Canada, using fire assay fusion, followed by a gravimetric analysis procedure.
Quality assurance and quality control is independently monitored and audited by Scott Wilson RPA with a quality-control program, which includes the use of matrix matched assay standard reference samples, blanks, duplicates, repeats and internal ALS Chemex quality-assurance procedures.

Qualified Person
Disclosures of a scientific or technical nature in this release have been reviewed by David Woodall, Chief Executive Officer of Altynalmas Gold Ltd. and a Qualified Person as defined by National Instrument 43-101.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
Forward-Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting Altynalmas Gold’s planned exploration and development work; the planned development work at the Bakyrchik mine to support a mine producing 1.5 million tones per year; the timing for completion of the planned Pre-Feasibility Study; the plan to commence mine construction in 2011 and production in 2013; the plan to pursue an independent stock listing; the ability to consistently achieve recovery rates between 86% and 90%, and the likely significant increase in the project’s indicated resource in the near future.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this release such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

RUSSIA
Petropavlovsk
Qostanay
Pavlodar
ASTANA
Kurchatov
Semipalatinsk
Ust'-Kamenogorsk
Auezov
Kyzyl Gold Project
Georgiyevka
Qaraghandy
KAZAKHSTAN
Lake Zaysan
CHINA
Lake Balkash
Aral Sea
Qyzlorda
ALMATY
kilometres
0
250
airport
road
railway
RUSSIA
Astana
KAZAKHSTAN
Almaty
CHINA

1000 Elev
Looking North
500 Elev
West Shaft
Central Shafts
East Shaft
Surface
330 Level
250 Level
Lens 3-4-5
Lens 8
0 Elev
Lens 9-10
Lens 12
Lens 1
Drilling Program
Area
-500 Elev
Lens 1
-1000 Elev
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Deposit
Longitudinal Section
Lens 1 Drilling Locations
May 17, 2010
Resource Class
Indicated
Inferred
0 100 200 300 400 500
Metres

400 N
600 N
800 N
1000 N
1200 N
400 Elev
200 Elev
0 Elev
-200 Elev
BAK-012-2009
BAK-013-2009
BAK-058-2010
LITHOL
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TBR
QZ
Legend
Altynalmas PFS Resource Interpretation
Historical Drill Hole
Altynalmas Drill Hole
28m @ 10.67 g/t Au
42m @ 13.56 g/t Au
34m @ 12.59 g/t Au
37m @ 6.32 g/t Au
-50
0
50
100
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Deposit - Lens 1
Vertical Section 435275E
Resource Upgrade Drill Hole Traces
August 4, 2010

200 N
400 N
600 N
800 N
1000 N
400 Elev
200 Elev
0 Elev
-200 Elev
LITHOL
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TBR
QZ
Legend
Altynalmas PFS Resource Interpretation
Historical Drill Hole
Altynalmas Drill Hole
22m @ 10.31 g/t Au
23m @ 7.76 g/t Au
6m @ 9.30 g/t Au
36m @ 7.07 g/t Au
4m @ 14.18 g/t Au
35m @ 17.78 g/t Au
21m @ 34.7 g/t Au
BAK-027-2010
BAK-032-2010
BAK-040-2010
-50
0
50
100
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Deposit - Lens 1
Vertical Section 435375E
Resource Upgrade Drill Hole Traces
August 4, 2010

400 N
600 N
800 N
1000 N
1200 N
400 Elev
200 Elev
0 Elev
-200 Elev
LITHOL
GABD
DMP
PLPG
AP
QP
APL
CLAY
LM
CLST
SS
ARK
QTE
SH
SLST
TSLT
RASS
RASH
TASS
TASH
CGL
MARL
SEDB
TFC
MYL
TCT
TBR
QZ
6m @ 12.82 g/t Au
9m @ 10.46 g/t Au
12m @ 15.89 g/t Au
17m @ 14.92 g/t Au
21m @ 13.37 g/t Au
BAK-019-2009
BAK-015-2009
BAK-038-2010
BAK-016-2009
BAK-021-2009
BAK-054-2010
Legend
Altynalmas PFS Resource Interpretation
Historical Drill Hole
Altynalmas Drill Hole
-50
0
50
100
Metres
ALTYNALMAS GOLD
Kyzyl Gold Project
Kazakhstan
Bakyrchik Deposit - Lens 1
Vertical Section 435225E
Resource Upgrade Drill Hole Traces
August 4, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 9, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary